EXHIBIT 99.1

IIJ Announces Full Year and Fourth Quarter Financial Results for the Fiscal Year Ended March 31, 2013

TOKYO, May 15, 2013 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE:3774) today announced its full year ("FY2012") and 4th quarter ("4Q12") consolidated financial results for the fiscal year ended March 31, 2013 (from April 1, 2012 to March 31, 2013). 1

Highlights of Financial Results for FY2012

Revenues	JPY106,248 million	($1,128.4 million, up 9.2% YoY)
Operating Income	JPY7,753 million	($82.3 million, up 22.0% YoY)
Net Income attributable to IIJ	JPY5,301 million	($56.3 million, up 45.6% YoY)

▪ Revenues increased by 9.2% YoY. Revenues for network services, systems integration and ATM operation business each continued to grow YoY.
▪ Operating income increased by 22.0% YoY. Gross margin of network services, systems integration and ATM operation business each increased while SG&A slightly increased.

Financial Target for FY2013

Revenues	JPY117,000 million	($1,242.6 million, up 10.1% YoY)
Operating Income	JPY9,400 million	($99.8 million, up 21.2% YoY)
Net Income attributable to IIJ	JPY6,000 million	($63.7 million, up 13.2% YoY)
Annual Cash Dividend	JPY22.00 per share	(up 17.3% YoY)

Overview of FY2012 Financial Results and Business Outlook

"We finished pretty well this fiscal year as each of our business progressed as planned. Our revenues exceeded JPY100 billion for the first time since the inception of the company. The business developments we accomplished should position IIJ for further growth in the coming years," said Koichi Suzuki, the founder and CEO of IIJ.

"We continue to enjoy greater network efficiency by having multiple revenue sources on our large network infrastructure. We remain as a top ISP choice for large network operators who require broader bandwidth and stable connectivity. As for systems integration, we're seeing more large scale projects, supported by the overall Japanese economy recovery. ATM operation business, a stock-type revenue, turned positive and has become a revenue and income driver. We're confident our strategic businesses continue to contribute to our overall revenue and earnings growth further.

"We've been working vigorously to expand cloud and overseas businesses this fiscal year. Our continued efforts to introduce and promote attractive cloud services that would encourage more cloud adoption by enterprises have led this fiscal year's cloud revenue to approximately JPY6.2 billion. Along with continued revenue growth, we decided to double the size of our container type datacenter in Matsue, the western suburbs of Japan. We're well positioned in the Japanese cloud market as we've been engaging in the operation of systems and network ever since the establishment which should differentiate us from competitors. We've also made good progress for overseas business by expanding service facilities and accumulating orders of large server construction and operation projects. Currently, these businesses would be small portion of our total revenue, but we expect them to be our business scale-up drivers.

"As the outsourcing of IT systems by business enterprises becomes a norm in the Japanese society gradually, we see a huge growth opportunity ahead of us. We target the increase of revenue and operating income by 10.1% and 21.2% YoY for FY2013.

"We're excited to announce we invited Mr. Katsu as our new President, Chief Operating Officer, and a representative director, which appointment should become effective at the next shareholders meeting this coming June. I will remain as CEO and co-work with him. This new management structure should further enhance our competitive advantages and take IIJ to the next level of growth. We must stay aggressive in taking effective means to scale up as a growing company in a growing market," concluded Suzuki.

1 Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated. The translation of Japanese yen into U.S. dollars is solely for the convenience of readers outside of Japan. The rate used for the translation was JPY94.16 per US$1.00, which was the noon buying rate on March 29, 2013.

FY2012 Financial Results Summary

Operating Results Summary
	FY2011	FY2012	YoY % Change
	JPY millions	JPY millions
Total Revenues	97,315	106,248	9.2
Network Services	63,410	65,232	2.9
Systems Integration (SI)	31,469	37,205	18.2
Equipment Sales	1,112	1,491	34.1
ATM Operation Business	1,324	2,320	75.2
Total Costs	77,326	84,394	9.1
Network Services	49,985	50,692	1.4
Systems Integration (SI)	24,979	30,425	21.8
Equipment Sales	980	1,318	34.5
ATM Operation Business	1,382	1,959	41.8
SG&A Expenses and R&D	13,636	14,101	3.4
Operating Income	6,353	7,753	22.0
Income before Income Tax Expense	5,976	7,757	29.8
Net income attributable to IIJ	3,641	5,301	45.6

Segment Results Summary
	FY2011	FY2012
	JPY millions	JPY millions
Total Revenues	97,315	106,248
Network services and SI business	96,497	104,487
ATM operation business	1,324	2,320
Elimination	506	559
Operating Income (Loss)	6,353	7,753
Network service and SI business	6,631	7,629
ATM operation business	(194)	239
Elimination	84	115

We have omitted segment analysis because most of our revenues are dominated by Network services and Systems Integration (SI) business.

FY2012 Results of Operation

Revenues

Total revenues were JPY106,248 million, up 9.2% YoY.

Network Services revenue was JPY65,232 million, up 2.9% YoY.

Revenues for Internet connectivity services for corporate use were JPY16,027 million, up 9.0% YoY. The increase was mainly due to the increasing demands for broader bandwidth by network operators.

Revenues for Internet connectivity services for home use were JPY5,466 million, down 4.4% YoY. While our LTE mobile data communication service, which was introduced in February 2012, has been accumulating orders continuously, the cancellations of old type connectivity services continued.

WAN services revenues were JPY25,168 million, down 1.9% YoY. There were some downward effects in revenues due to renewals and/or cancellations of contracts although we accumulated new orders during FY2012.

Outsourcing services revenues were JPY18,571 million, up 7.2% YoY. The revenue growth was mainly led by the continuous demands on "IIJ GIO Hosting Package Services" and datacenter-related services.

Network Services Revenues Breakdown
	FY2011	FY2012	YoY % Change
	JPY millions	JPY millions
Internet Connectivity Service (Corporate Use)	14,707	16,027	9.0
IP Service[2]	9,299	10,217	9.9
IIJ FiberAccess/F and IIJ DSL/F	3,151	3,170	0.6
IIJ Mobile Service[3]	2,013	2,401	19.3
Others	244	239	(1.9)
Internet Connectivity Service (Home Use)	5,717	5,466	(4.4)
Under IIJ Brand	911	1,350	48.2
hi-ho	4,222	3,489	(17.4)
OEM	584	627	7.3
WAN Services	25,667	25,168	(1.9)
Outsourcing Services	17,319	18,571	7.2
Total Network Services	63,410	65,232	2.9

Number of Contracts for Connectivity Services
	as of March 31, 2012	as of March 31, 2013	YoY Change
Internet Connectivity Services (Corporate Use)	93,807	114,614	20,807
IP Service (-99Mbps)	923	905	(18)
IP Service (100Mbps-999Mbps)	344	401	57
IP Service (1Gbps-)	132	207	75
IIJ Data Center Connectivity Service	323	306	(17)
IIJ FiberAccess/F and IIJ DSL/F	44,510	48,940	4,430
IIJ Mobile Service[4]	46,329	62,517	16,188
Others	1,246	1,338	92
Internet Connectivity Services (Home Use)	397,191	489,223	92,032
Under IIJ Brand	42,721	102,256	59,535
hi-ho	153,901	149,000	(4,901)
OEM	200,569	237,967	37,398
Total Contracted Bandwidth	857.7 Gbps	1,218.7Gbps	361.0

2 IP Service revenues include revenues from the Data Center Connectivity Service.

3 Revenue from mobile data communication service for home use is included in Internet Connectivity service (home use).

4 Contracts of IIJ Mobile Service are of mobile data communication service for corporate use.

SI revenues were JPY37,205 million, up 18.2% YoY.

Systems construction revenue, a one-time revenue, was JPY15,825 million, up 31.9% YoY. The increase was led mainly by the increase in both number and scale of systems construction projects as well as the accumulation of overseas construction projects. Systems operation and maintenance revenue, a recurring revenue, was JPY21,380 million, up 9.8% YoY. The increase was mainly due to the continuous demands on "IIJ GIO Component Services."

The orders received for SI and equipment sales for FY2012 totaled JPY41,923 million, up 22.3% YoY. In the breakdown, the orders received for systems construction and equipment sales was JPY17,180 million, up 30.6% YoY, and the orders received for systems operation and maintenance was JPY24,743 million, up 17.1% YoY.

The order backlog for SI and equipment sales as of March 31, 2013 amounted to JPY20,081 million, up 19.1% YoY. In the breakdown, the order backlog for systems construction and equipment sales was JPY3,703 million, down 3.5% YoY, and the order backlog for systems operation and maintenance was JPY16,377 million, up 25.8% YoY.

Equipment sales revenues were JPY1,491 million, up 34.1% YoY.

ATM Operation Business revenues were JPY2,320 million, up 75.2% YoY. The increase was in accordance with the increase in the numbers of newly placed ATMs. As of May 15, 2013, 625 ATMs are placed.

Cost and expense

Total cost of revenues was JPY84,394 million, up 9.1% YoY.

Cost of Network Services revenue was JPY50,692 million, up 1.4% YoY, stayed almost flat. Gross margin was JPY14,540 million, up 8.3% YoY and gross margin ratio was 22.3%.

Cost of SI revenues was JPY30,425 million, up 21.8% YoY. The increase was mainly due to the increase in purchasing costs along with the increase in systems construction revenues as well as the increase in outsourcing-related and personnel-related costs. Gross margin was JPY6,780 million, up 4.5% YoY and gross margin ratio was 18.2%.

Cost of Equipment Sales revenues was JPY1,318 million, up 34.5% YoY. Gross margin was JPY173 million and gross margin ratio was 11.6%.

Cost of ATM Operation Business revenue swas JPY1,959 million, up 41.8% YoY. The increase was in accordance with the number of newly placed ATMs. Gross margin was JPY360 million compared to gross loss of JPY58 million for FY2011. Gross margin ratio was 15.5%.

SG&A and R&D Expenses

SG&A and R&D expenses in total were JPY14,101 million, up 3.4% YoY (JPY13,636 million in FY2011). The ratio of SG&A and R&D expenses to the total revenue was 13.3%, down 0.7 points compared to the ratio of FY2011.

Sales and marketing expenses were JPY8,059 million, up 1.4% YoY. The increase was mainly due to the increase in advertizing expenses. Amortization expenses of customer relationship related to IIJ Global Solutions Inc. was JPY367 million (JPY425 million in FY2011).

General and administrative expenses were JPY5,632 million, up 6.3% YoY. The increase was mainly due to the increase in personnel-related expenses (JPY5,300 million in FY2011).

Research and development expenses were JPY410 million, up 5.5% YoY (JPY389 million in FY2011).

Operating income

Operating income was JPY7,753 million, up 22.0% YoY mainly because gross margin of each revenue line increased.

Other income (expenses)

Other income (expenses), including interest expenses, dividend income and foreign currency gains, was an income of JPY4 million (an expense of JPY377 million for FY2011).

Income before income tax expenses

Income before income tax expenses was JPY7,757 million, up 29.8% YoY. (JPY5,976 million for FY2011)

Net Income

Income tax expense was JPY2,608 million (JPY2,525 million for FY2011), which consists of corporate, inhabitant and other income taxes of JPY2,551 million, enterprise taxes and other taxes of JPY584 million and deferred tax benefit of JPY527 million.

Equity in net income of equity method investees was JPY168 million (JPY124 million for FY2011) mainly due to net income of Internet Revolution, Inc. and Internet Multifeed Co.

As a result of the above, net income was JPY5,317 million, up 48.8% YoY (JPY3,575 million for FY2011).

Net income attributable to IIJ

Net income attributable to non-controlling interests was JPY16 million mainly related to net income of Trust Networks Inc (net loss of JPY66 million for FY2011).

Net income attributable to IIJ was JPY5,301 million, up 45.6% YoY (JPY3,641 million for FY2011).

FY2012 Financial Condition

Balance Sheets

As of March 31, 2013, the balance of total assets was JPY82,111 million, increased by JPY8,618 million from the balance as of March 31, 2012 (JPY73,493 million as of March 31, 2012).

As for current assets as of March 31, 2013, as compared to the respective balances as of March 31, 2012, accounts receivable increased by JPY3,043 million and cash and cash equivalents decreased by JPY1,278 million mainly due to the payment of income taxes and the repayment of borrowings. As for noncurrent assets, as compared to the respective balance as of March 31, 2012, property and equipment increased by JPY3,290 million, resulting mainly from investments in network and servers. As for current liabilities, as compared to the respective balance as of March 31, 2012, accounts payable increased by JPY2,169 million and income taxes payable decreased by JPY540 million.

As for the balances of capital lease obligations, as compared to the respective balances as of March 31, 2012, capital lease obligations-current portion increased by JPY508 million to JPY3,505 million and capital lease obligations-noncurrent increased by JPY629 million to JPY5,370 million due to  investments in network and servers. The balance of long-term borrowings, including current portion, as of March 31, 2013 was decreased to JPY1,990 million, resulting from the repayment of JPY1,010 million.

As of March 31, 2013, the balance of other investments was JPY3,771 million, increased by JPY833 million from the respective balance as of March 31, 2012. The breakdown of other investments were JPY2,123 million in nonmarketable equity securities, JPY1,310 million in available-for-sale securities and JPY338 million in other.

As of March 31, 2013, the balance of non-amortized intangible assets (excluding telephone rights) such as goodwill was JPY6,077 million, and the breakdown of non-amortized intangible assets were JPY5,970 million in goodwill and JPY107 million in trademark. The balance of amortized intangible assets, which was customer relationships, was JPY4,665 million, decreased by JPY558 million as compared to the respective balance as of March 31, 2012.

Total IIJ shareholders' equity as of March 31, 2013 was JPY37,607 million, increased by JPY4,919 million from the respective balance as of March 31, 2012. IIJ shareholders' equity ratio (total IIJ shareholders' equity/total assets) as of March 31, 2013 was 45.8%.

Cash Flows

Cash and cash equivalents as of March 31, 2013 were JPY12,259 million compared to JPY13,537 million as of March 31, 2012.

Net cash provided by operating activities for FY2012 was JPY9,753 million compared to net cash provided by operating activities of JPY11,659 million for FY2011. While operating income increased compared to FY2011, there was an increase in accounts receivable as well as in payments for income taxes.

Net cash used in investing activities for FY2012 was JPY5,946 million compared to net cash used in investing activities of JPY5,954 million for FY2011 mainly due to payments for purchase of property and equipment of JPY5,589 million (JPY6,167 million for FY2011).

Net cash used in financing activities for FY2012 was JPY4,996 million compared to net cash used in financing activities of JPY5,464 million for FY2011, due to principal payments under capital leases of JPY3,679 million (JPY3,426 million for FY2011), FY2011 year-end dividends and FY2012 interim dividends payments of JPY709 million in total (JPY608 million for FY2011) and net repayment of borrowings of JPY610 million (net repayment of JPY1,430 million for FY2011).

FY2013 Financial Targets

Our financial targets for FY2013 are as follows:

				(JPY in millions)
	Revenues	Operating Income	Income before Income Tax Expense	Net Income attributable to IIJ
1H FY2013 Target	54,500	3,400	3,200	2,000
Full FY2013 Target	117,000	9,400	9,000	6,000

We target revenue of JPY117.0 billion, up 10.1% YoY. We expect network services revenues to increase, our cloud-related revenues to be over JPY10 billion, systems construction revenue, a one-time revenue, to increase, overseas revenues to be accumulated and ATM operation business revenues to continuously increase.

For operating income, we target JPY9.4 billion, up 21.2% YoY. We expect gross margin and gross margin ratio of network services, systems integration and ATM operation business to increase along with each revenue growth. We also anticipate profit contribution from cloud as it turns positive. SG&A should increase but would not go up as much as the gross margin.

For income before income tax expense (benefit), we target JPY9.0 billion, up 16.0% YoY, considering interest expenses and others.

For net income attributable to IIJ, we target JPY6.0 billion, up 13.2% YoY, expecting income taxes benefit of approximately JPY0.7 billion related to a subsidiary, Trust Networks Inc.

FY2013 Dividend Forecast

Our FY2013 dividend forecast is as follows:

	Interim	Year-end	Full Year
FY2013 Dividend (forecast)	JPY11.00 (forecast)	JPY11.00 (forecast)	JPY22.00 (forecast)
FY2012 Dividend (scheduled)	JPY8.75* (paid)	JPY10.00 (scheduled)	JPY18.75 (scheduled)

While we give full consideration in securing our funds to strengthen our financial position and to prepare for our middle to long term operation and business development, we seek to achieve stable and continuous dividends to our shareholders.

Based on our Company's Article of Incorporation, we plan to pay our dividend twice a year, at interim and at fiscal year-end. The dividends for interim and fiscal year-end are decided at the Company's board of directors and at the general meeting of shareholders, respectively.

As for FY2012 year-end dividend, we have revised it from JPY8.75 to JPY10.00 per share of our common stock as announced on February 8, 2013. We have paid interim dividend of JPY8.75 per share of our common stock for FY2012 interim period. FY2012 total dividend per share of our common stock is scheduled to be JPY18.75.

For FY2013, we target to pay a total dividend of JPY22.00 per share of common stock (JPY11.00 for the interim period and JPY11.00 for the fiscal year-end).

*IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. The above figures are retroactively adjusted to the stock split.

Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income attributable to IIJ in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	FY2011	FY2012
	JPY millions	JPY millions
Adjusted EBITDA	13,534	15,309
Depreciation and Amortization[5]	(7,144)	(7,508)
Impairment loss on other intangible assets	(37)	(48)
Operating Income	6,353	7,753
Other Income (Expense)	(377)	4
Income Tax Expense	2,525	2,608
Equity in Net Income of Equity Method Investees	124	168
Net income	3,575	5,317
Net loss (income) attributable to noncontrolling interests	66	(16)
Net Income attributable to IIJ	3,641	5,301

CAPEX
	FY2011	FY2012
	JPY millions	JPY millions
CAPEX, including capital leases	10,917	10,405
Acquisition of Assets by Entering into Capital Leases	4,750	4,816
Purchase of Property and Equipment	6,167	5,589

5 Depreciation and amortization includes impairment loss on other intangible assets. (See IIJ's consolidated financial statements for details).

Presentation

Presentation materials will be posted on our web site (http://www.iij.ad.jp/en/ir/) on May 15, 2013.

About Internet Initiative Japan Inc.

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, IIJ has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2012 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher-margin services such as systems integration and outsourcing services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

Internet Initiative Japan Inc.
Consolidated Balance Sheets (Unaudited)
(As of March 31, 2012 and March 31, 2013)

	As of March 31, 2012	As of March 31, 2013
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	13,536,824	130,192	12,258,872
Accounts receivable, net of allowance for doubtful accounts of JPY 107,919 thousand and 93,934 thousand at March 31, 2012 and March 31, 2013, respectively	15,722,135	199,285	18,764,703
Inventories	752,075	13,824	1,301,684
Prepaid expenses	1,848,344	26,467	2,492,164
Deferred tax assets -current	939,370	11,118	1,046,828
Other current assets, net of allowance for doubtful accounts of JPY 10,732 thousand at March 31, 2012 and March 31, 2013, respectively	891,560	16,745	1,576,718
Total current assets	33,690,308	397,631	37,440,969
INVESTMENTS IN EQUITY METHOD INVESTEES	1,406,634	17,860	1,681,723
OTHER INVESTMENTS	2,938,146	40,052	3,771,262
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of JPY 25,693,163 thousand and JPY 29,516,394 thousand at March 31, 2012 and March 31, 2013, respectively	19,735,546	244,539	23,025,755
GOODWILL	5,788,333	63,402	5,969,951
OTHER INTANGIBLE ASSETS -Net	5,396,469	50,886	4,791,431
GUARANTEE DEPOSITS	1,899,815	21,787	2,051,449
DEFERRED TAX ASSETS -Noncurrent	24,760	1,739	163,773
NET INVESTMENT IN SALES-TYPE LEASES -Noncurrent	935,446	9,538	898,040
Prepaid expenses -Noncurrent	1,536,932	23,376	2,201,108
OTHER ASSETS, net of allowance for doubtful accounts of JPY86,388 thousand and JPY71,727 thousand at March 31, 2012 and March 31, 2013, respectively.	140,857	1,230	115,805
TOTAL	73,493,246	872,040	82,111,266

	As of March 31, 2012	As of March 31, 2013
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	9,000,000	99,830	9,400,000
Long-term borrowings -current portion	1,010,000	10,726	1,010,000
Foreign exchange gains (losses)	2,997,292	37,229	3,505,471
Accounts payable —trade	9,093,657	116,537	10,973,120
Accounts payable —other	659,266	10,081	949,264
Income taxes payable	2,210,089	17,734	1,669,849
Accrued expenses	2,277,307	24,070	2,266,427
Deferred income -current	1,495,468	19,181	1,806,074
Other current liabilities	717,342	8,538	803,902
Total current liabilities	29,460,421	343,926	32,384,107
LONG-TERM BORROWINGS	1,990,000	10,408	980,000
CAPITAL LEASE OBLIGATIONS -Noncurrent	4,741,241	57,035	5,370,365
ACCRUED RETIREMENT AND PENSION COSTS -Noncurrent	1,805,683	22,431	2,112,085
DEFERRED TAX LIABILITIRES -Noncurrent	652,280	4,377	412,132
DEFERRED INCOME -Noncurrent	1,547,159	27,211	2,562,208
OTHER NONCURRENT LIABILITIES	600,215	6,969	656,191
Total Liabilities	40,796,999	472,357	44,477,088
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common-stock—authorized, 75,520,000 shares; issued and outstanding, 41,295,600 shares at March 31, 2012 and March 31, 2013, respectively	16,833,847	178,779	16,833,847
Additional paid-in capital	27,260,318	289,935	27,300,325
Accumulated deficit	(10,990,348)	(67,959)	(6,399,088)
Accumulated other comprehensive loss	(23,533)	2,801	263,770
Treasury stock—758,800 shares held by the company at March 31, 2012 and March 31, 2013, respectively	(392,079)	(4,164)	(392,079)
Total Internet Initiative Japan Inc. shareholders' equity	32,688,205	399,392	37,606,775
NONCONTROLLING INTERESTS	8,042	291	27,403
Total equity	32,696,247	399,683	37,634,178
TOTAL	73,493,246	872,040	82,111,266

(Note1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 94.16 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 29, 2013.

Internet Initiative Japan Inc.
Consolidated Statements of Income (Unaudited)
(For the fiscal year ended March 31, 2012 and March 31, 2013)

	Fiscal Year Ended March 31, 2012	Fiscal Year Ended March 31, 2013
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (corporate use)	14,706,511	170,212	16,027,134
Internet connectivity services (home use)	5,717,417	58,052	5,466,198
WAN services	25,666,524	267,294	25,168,425
Outsourcing services	17,318,954	197,224	18,570,641
Total	63,409,406	692,782	65,232,398
Systems integration:
Systems construction	11,997,680	168,064	15,824,938
Systems operation and maintenance	19,471,641	227,062	21,380,158
Total	31,469,321	395,126	37,205,096
Equipment sales	1,111,722	15,834	1,490,906
ATM operation business	1,324,156	24,640	2,320,086
Total revenues	97,314,605	1,128,382	106,248,486
COST AND EXPENSES:
Cost of network services	49,984,821	538,362	50,692,190
Cost of systems integration	24,978,607	323,118	30,424,802
Cost of equipment sales	980,279	14,001	1,318,344
Cost of ATM operation business	1,382,194	20,811	1,959,597
Total cost	77,325,901	896,292	84,394,933
Sales and marketing	7,946,852	85,583	8,058,481
General and administrative	5,299,608	59,818	5,632,430
Research and development	388,761	4,354	410,000
Total cost and expenses	90,961,122	1,046,047	98,495,844
OPERATING INCOME	6,353,483	82,335	7,752,642
OTHER INCOME (EXPENSE):
Interest income	34,602	273	25,708
Interest expense	(299,271)	(3,051)	(287,314)
Foreign exchange gains (losses)	(4,549)	1,191	112,136
Net gains (losses) on sales of other investments -net	(3,154)	144	13,565
Losses on write-down of other investments	(159,592)	(210)	(19,788)
Other -net	54,701	1,698	159,915
Other income (expense) -net	(377,263)	45	4,222
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	5,976,220	82,380	7,756,864
INCOME TAX EXPENSE	2,525,486	27,693	2,607,582
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	123,776	1,784	168,065
NET INCOME	3,574,510	56,471	5,317,347
LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	66,453	(177)	(16,693)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	3,640,963	56,294	5,300,654

	Fiscal Year Ended March 31, 2012	Fiscal Year Ended March 31, 2013
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	40,536,800		40,536,800
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	40,556,400		40,572,600
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,073,600		81,073,600
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,112,800		81,145,200
BASIC NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	89.82	1.39	130.76
DILUTED NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	89.78	1.39	130.65
BASIC NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	44.91	0.69	65.38
DILUTED NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	44.89	0.69	65.32

(Note) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 94.16 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 29, 2013.

Internet Initiative Japan Inc.
Consolidated Statements of Shareholders' Equity (Unaudited)
(For the fiscal year ended March 31, 2012 and March 31, 2013)

			Internet Initiative Japan Inc. shareholders' equity
	Total equity	Comprehensive income （loss）	Accumulated deficit	Accumulated other comprehensive income (loss)	Shares of common stock outstanding	Common Stock	Treasury Stock	Additional Paid-in Capital	NON CONTROLLING INTERESTS
	Thousands of JPY	Thousands of JPY	Thousands of JPY	Thousands of JPY	Shares	Thousands of JPY	Thousands of JPY	Thousands of JPY	Thousands of JPY
BALANCE, APRIL 1, 2011	29,641,350		(14,023,259)	(85,134)	41,295,600	16,833,847	(392,079)	27,318,912	(10,937)
Purchase of noncontrolling interests of consolidated subsidiaries	(5)							(19,395)	19,390
Subsidiary stock issuance	--							(66,042)	66,042
Stock-based compensation	26,843							26,843
Comprehensive income (loss):
Net Income (loss)	3,574,510	3,574,510	3,640,963						(66,453)
Other Comprehensive loss, net of tax	61,601	61,601		61,601
Total comprehensive income	3,636,111	3,636,111
Dividends paid	(608,052)		(608,052)
BALANCE, MARCH 31, 2012	32,696,247		(10,990,348)	(23,533)	41,295,600	16,833,847	(392,079)	27,260,318	8,042
Purchase of noncontrolling interests of consolidated subsidiaries	2,688							--	2,688
Stock-based compensation	40,007							40,007
Comprehensive income (loss):
Net Income (loss)	5,317,347	5,317,347	5,300,654						16,693
Other Comprehensive income, net of tax	287,283	287,283		287,303					(20)
Total comprehensive income:	5,604,630	5,604,630
Dividends paid	(709,394)		(709,394)
BALANCE, MARCH 31, 2013	37,634,178		(6,399,088)	263,770	41,295,600	16,833,847	(392,079)	27,300,325	27,403

(For the fiscal year ended March 31, 2013 (In USD))
			Internet Initiative Japan Inc. shareholders' equity
	Total equity	Comprehensive income (loss)	Accumulated deficit	Accumulated other comprehensive income (loss)	Shares of common stock outstanding	Common Stock	Treasury Stock	Additional Paid-in Capital	NON CONTROLLING INTERESTS
Foreign exchange gains (losses)	Thousands of USD	Thousands of USD	Thousands of USD	Thousands of USD	Shares	Thousands of USD	Thousands of USD	Thousands of USD	Thousands of USD
BALANCE, APRIL 1, 2012	347,241		(116,720)	(250)	41,295,600	178,779	(4,164)	289,511	85
Purchase of noncontrolling interests of consolidated subsidiaries	29				--				29
Stock-based compensation	424							424
Comprehensive income (loss) :
Net Income (loss)	56,471	56,471	56,294						177
Other Comprehensive income, net of tax	3,051	3,051		3,051					0
Total comprehensive income:	59,522	59,522
Dividends paid	(7,533)		(7,533)
BALANCE, MARCH 31, 2013	399,683		(67,959)	2,801	41,295,600	178,779	(4,164)	289,935	291

(Note) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 94.16 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 29, 2013.

Internet Initiative Japan Inc.
Consolidated Statements of Cash Flows (Unaudited)
(For the fiscal year ended March 31, 2012 and March 31, 2013)

	Fiscal Year Ended March 31, 2012	Fiscal Year Ended March 31, 2013
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
OPERATING ACTIVITIES:
Net income	3,574,510	56,471	5,317,347
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,143,631	79,735	7,507,808
Impairment loss on intangible assets	37,000	510	48,000
Provision for retirement and pension costs, less payments	187,287	2,272	213,963
Provision for (reversal of) allowance for doubtful accounts	82,046	(114)	(10,712)
Loss on disposal of property and equipment	62,368	155	14,638
Net (gain) loss on sales of other investments	3,154	(144)	(13,565)
Impairment of other investments	159,592	210	19,788
Foreign exchange losses, net	14,202	614	57,829
Equity in net income of equity method investees	(123,776)	(1,785)	(168,065)
Deferred income tax expense (benefit)	35,714	(5,598)	(527,128)
Others	67,470	419	39,377
Changes in operating assets and liabilities net of effects from acquisition of business and a company:
Decrease (increase) in accounts receivable	626,783	(30,865)	(2,906,215)
Decrease in net investment in sales-type lease―noncurrent	330,961	397	37,406
Increase in inventories, prepaid expenses and other current and noncurrent assets	(161,418)	(25,725)	(2,422,332)
Increase (decrease) in accounts payable	(2,928,912)	19,978	1,881,105
Increase (decrease) in income taxes payable	1,842,553	(5,798)	(545,914)
Increase in deferred income-noncurrent	276,175	10,780	1,015,049
Increase in accrued expenses and other current and noncurrent liabilities	429,998	2,063	194,201
Net cash provided by operating activities	11,659,338	103,575	9,752,580
INVESTING ACTIVITIES:
Purchase of property and equipment	(6,167,434)	(59,354)	(5,588,815)
Proceeds from sales of property and equipment	350,136	5,777	543,978
Purchases of available-for-sale securities	(269,218)	(519)	(48,903)
Purchases of other investments	(186,115)	(4,966)	(467,622)
Investment in an equity method investee	(24,647)	(1,062)	(100,000)
Proceeds from sales of available-for-sale securities	226,346	--	--
Proceeds from sales of other investments	94,285	1,168	109,944
Payments of guarantee deposits	(39,403)	(1,746)	(164,417)
Refund of guarantee deposits	26,045	184	17,349
Payments for refundable insurance policies	(6,604)	(8)	(737)
Refund from insurance policies	42,948	--	--
Acquisition of a newly controlled company, net of cash acquired	--	(2,433)	(229,058)
Other	(594)	(188)	(17,620)
Net cash used in investing activities	(5,954,255)	(63,147)	(5,945,901)

	Fiscal Year Ended March 31, 2012	Fiscal Year Ended March 31, 2013
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months and long-term borrowings	3,370,000	754	71,000
Repayments of short-term borrowings with initial maturities over three months and long-term borrowings	(620,000)	(11,480)	(1,081,000)
Principal payments under capital leases	(3,425,680)	(39,071)	(3,678,940)
Net increase (decrease) in short-term borrowings with initial maturities less than three months	(4,180,000)	4,248	400,000
Proceeds from issuance of subsidiary stock to minority shareholders	--	27	2,570
Dividends paid	(608,052)	(7,534)	(709,394)
Net cash used in financing activities	(5,463,732)	(53,056)	(4,995,764)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(18,142)	(944)	(88,867)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	223,209	(13,572)	(1,277,952)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	13,313,615	143,764	13,536,824
CASH AND CASH EQUIVALENTS, END OF YEAR	13,536,824	130,192	12,258,872

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	297,862	3,050	287,158
Income taxes paid	481,580	37,468	3,527,987

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	4,749,695	51,150	4,816,248
Facilities purchase liabilities	659,266	10,081	949,264
Asset retirement obligation	42,273	283	26,620
Acquisition of a company:
Assets acquired	--	4,292	404,139
Liabilities assumed	--	1,108	104,321
Noncontrolling interests	--	1	118
Cash paid	--	3,183	299,700
Cash including acquired assets	--	750	70,642
Acquisition of a newly controlled company, net of cash acquired	--	2,433	229,058

(Note1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 94.16 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 29, 2013.

4th Quarter FY2012 Consolidated Financial Results (3 months)

The following tables are highlight data of 4th Quarter FY2012 (3 months) consolidated financial results (unaudited, for the 3 months ended March 31, 2013).

Operating Results Summary
	4Q11	4Q12	YoY % Change
	JPY millions	JPY millions
Total Revenues:	26,563	29,558	11.3
Network Services	16,167	16,717	3.4
Systems Integration (SI)	9,761	11,604	18.9
Equipment Sales	233	623	167.7
ATM Operation Business	402	614	52.7
Cost of Revenues:	20,672	23,229	12.4
Network Services	12,398	12,720	2.6
Systems Integration (SI)	7,712	9,431	22.3
Equipment Sales	193	569	193.7
ATM Operation Business	369	509	38.0
SG&A Expenses and R&D	3,535	3,619	2.4
Operating Income	2,356	2,710	15.0
Income before Income Tax Expense	2,196	2,811	28.0
Net Income attributable to IIJ	1,251	2,188	74.9

Network Service Revenue Breakdown
	4Q11	4Q12	YoY % Change
	JPY millions	JPY millions
Internet Connectivity Service (Corporate Use)	3,787	4,244	12.1
IP Service	2,389	2,782	16.5
IIJ FiberAccess/F and IIJ DSL/F	799	773	(3.3)
IIJ Mobile Service	539	629	16.6
Others	60	60	0.3
Internet Connectivity Service (Home Use)	1,389	1,356	(2.4)
Under IIJ Brand	241	382	58.6
hi-ho	1,000	811	(18.9)
OEM	148	163	9.1
WAN Services	6,489	6,288	(3.1)
Outsourcing Services	4,502	4,829	7.3
Network Services Revenues	16,167	16,717	3.4

Reconciliation of Non-GAAP Financial Measures (4th Quarter FY2012 (3 months))

The following table summarizes the reconciliation of adjusted EBITDA to net income in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	4Q11	4Q12
	JPY millions	JPY millions
Adjusted EBITDA	4,285	4,722
Depreciation and Amortization	(1,892)	(1,964)
Impairment loss on other intangible assets	(37)	(48)
Operating Income	2,356	2,710
Other Income (Expense)	(160)	101
Income Tax Expense	922	653
Equity in Net Income (loss) of Equity Method Investees	(29)	36
Net income	1,245	2,194
Net Loss (Income) attributable to non-controlling interests	6	(6)
Net Income attributable to IIJ	1,251	2,188

The following table summarizes the reconciliation of capital expenditures to the purchase of property and equipment in our consolidated statements of cash flows that are prepared and presented in accordance with U.S. GAAP.

CAPEX
	4Q11	4Q12
	JPY millions	JPY millions
CAPEX, including capital leases	2,265	1,953
Acquisition of Assets by Entering into Capital Leases	632	774
Purchase of Property and Equipment	1,633	1,179

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income (Unaudited)
(Three Months ended March 31, 2012 and March 31, 2013)

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2013
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (corporate use)	3,786,887	45,073	4,244,105
Internet connectivity services (home use)	1,389,488	14,396	1,355,560
WAN services	6,489,229	66,787	6,288,667
Outsourcing services	4,501,619	51,286	4,829,036
Total	16,167,223	177,542	16,717,368
Systems integration:
Systems Construction	4,648,913	63,729	6,000,759
Systems Operation and Maintenance	5,112,100	59,507	5,603,166
Total	9,761,013	123,236	11,603,925
Equipment sales	232,973	6,623	623,603
ATM operation business	401,804	6,516	613,500
Total revenues	26,563,013	313,917	29,558,396
COST AND EXPENSES:
Cost of network services	12,397,820	135,095	12,720,525
Cost of systems integration	7,711,543	100,161	9,431,170
Cost of equipment sales	193,690	6,043	568,947
Cost of ATM operation business	368,996	5,407	509,138
Total cost	20,672,049	246,706	23,229,780
Sales and marketing	2,006,664	21,534	2,027,664
General and administrative	1,379,078	15,774	1,485,233
Research and development	149,321	1,125	105,940
Total cost and expenses	24,207,112	285,139	26,848,617
OPERATING INCOME	2,355,901	28,778	2,709,779
OTHER INCOME (EXPENSE):
Interest income	9,555	62	5,819
Interest expense	(72,144)	(737)	(69,417)
Foreign exchange gains	8,920	1,326	124,841
Net gains (losses) on sales of other investments -net	(2,984)	--	--
Losses on write-down of other investments	(75,015)	--	--
Other—net	(27,930)	423	39,876
Other expense — net	(159,598)	1,074	101,119
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME IN EQUITY METHOD INVESTEES	2,196,303	29,852	2,810,898
INCOME TAX EXPENSE	921,880	6,939	653,414
EQUITY IN NET INCOME (LOSS) OF EQUITY METHOD INVESTEES	(29,560)	386	36,377
NET INCOME	1,244,863	23,299	2,193,861
LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	6,453	(58)	(5,492)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	1,251,316	23,241	2,188,369

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2013
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	40,536,800		40,536,800
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	40,564,400		40,583,800
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,073,600		81,073,600
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,128,800		81,167,600
BASIC NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	30.87	0.57	53.98
DILUTED NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	30.85	0.57	53.92
BASIC NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	15.43	0.29	26.99
DILUTED NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	15.42	0.29	26.96

(Note) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 94.16 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 29, 2013.

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(Three Months ended March 31, 2012 and March 31, 2013)

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2013
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
OPERATING ACTIVITIES:
Net income	1,244,863	23,299	2,193,861
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,892,149	20,861	1,964,291
Impairment loss on other intangible assets	37,000	510	48,000
Provision for retirement and pension costs, less payments	38,182	517	48,701
Provision for (reversal of) allowance for doubtful accounts and advances	36,194	(112)	(10,570)
Loss on disposal of property and equipment	22,752	107	10,045
Net losses on sales of other investments	2,984	--	--
Impairment of other investments	75,015	--	--
Foreign exchange losses (gains)	(17,886)	798	75,113
Equity in net loss (income) of equity method investees (net of dividend)	29,560	(386)	(36,377)
Deferred income tax benefit	(72,460)	(7,212)	(679,103)
Others	32,765	279	26,224
Changes in operating assets and liabilities net of effects from acquisition of business and a company:
Increase in accounts receivable	(301,511)	(35,488)	(3,341,586)
Decrease (increase) in net investment in sales-type lease―noncurrent	103,590	(2,150)	(202,461)
Decrease in inventories, prepaid expenses and other current and noncurrent assets	886,578	5,629	530,039
Increase in accounts payable	935,852	19,343	1,821,357
Increase in income taxes payable	1,009,680	13,534	1,274,354
Increase in deferred income― noncurrent	396,394	2,532	238,400
Decrease in accrued expenses, other current and noncurrent liabilities	(1,272,330)	(930)	(87,505)
Net cash provided by operating activities	5,079,371	41,130	3,872,783
INVESTING ACTIVITIES:
Purchase of property and equipment	(1,633,158)	(12,518)	(1,178,696)
Proceeds from sales of property and equipment	55,871	757	71,272
Purchase of available-for-sale securities	(150,270)	(81)	(7,653)
Purchase of other investments	(80,000)	(644)	(60,620)
Proceeds from sales of available-for-sale securities	222,467	--	--
Proceeds from sales of other investments	32,080	184	17,310
Payments of guarantee deposits	(19,134)	(823)	(77,463)
Refund of guarantee deposits	4,731	21	1,986
Payments for refundable insurance policies	(182)	(2)	(183)
Other	3,983	(85)	(8,002)
Net cash used in financing activities	(1,563,612)	(13,191)	(1,242,049)

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2013
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
FINANCING ACTIVITIES:
Principal payments under capital leases	(923,078)	(9,965)	(938,318)
Net cash used in financing activities	(923,078)	(9,965)	(938,318)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	16,172	(869)	(81,840)

NET INCREASE IN CASH AND CASH EQUIVALENTS	2,608,853	17,105	1,610,576
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	10,927,971	113,087	10,648,296
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	13,536,824	130,192	12,258,872

(Note1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 94.16 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of
New York prevailing as of March 29, 2013.

Note: The following information is provided to disclose Internet Initiative Japan Inc. ("IIJ") financial results (unaudited) for the fiscal year ended March 31, 2013 ("FY2012") in the form defined by the Tokyo Stock Exchange.

Consolidated Financial Results for the Fiscal Year Ended March 31, 2013

[Under accounting principles generally accepted in the United States ("U.S. GAAP")]

May 15, 2013
Company name: Internet Initiative Japan Inc.	Exchange listed: Tokyo Stock Exchange First Section
Stock code number: 3774	URL: http://www.iij.ad.jp/
Representative: Koichi Suzuki, President, Representative Director and CEO
Contact: Akihisa Watai, Managing Director and CFO	TEL: (03) 5259-6500
Annual general shareholder's meeting: Scheduled on June 26, 2013
Payment of dividend: Scheduled to be started on June 27, 2013
Filing of annual report (Yuka-shoken-houkokusho) to the regulatory organization in Japan: Scheduled on June 28, 2013
Supplemental material on this fiscal year results: Yes
Presentation on this fiscal year results: Yes (for institutional investors and analysts)
	(Amounts of less than JPY one million are rounded)
1. Consolidated Financial Results for the Fiscal Year Ended March 31, 2013
(April 1, 2012 to March 31, 2013)
(1) Consolidated Results of Operations							(% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense		Net Income attributable to IIJ
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%
Fiscal Year Ended March 31, 2013	106,248	9.2	7,753	22.0	7,757	29.8	5,301	45.6
Fiscal Year Ended March 31, 2012	97,315	18.1	6,353	53.4	5,976	55.9	3,641	13.7
(Note1) Total comprehensive income attributable to IIJ	Fiscal Year Ended March 31, 2013: JPY5,588 million (up 50.9% YoY)
	Fiscal Year Ended March 31, 2012: JPY3,703 million (up 25.5% YoY)
(Note2) Income before income tax expense represents income from operations before income tax expense and equity in net income in equity method investees, respectively, in IIJ's consolidated financial statements.

	Basic Net Income attributable to IIJ per Share	Diluted Net Income attributable to IIJ per Share	Net Income attributable to IIJ to Total Shareholders' Equity	Income before Income Tax Expense to Total Assets	Total Revenues Operating Margin Ratio
	JPY	JPY	%	%	%
Fiscal Year Ended March 31, 2013	130.76	130.65	15.1	10.0	7.3
Fiscal Year Ended March 31, 2012	89.82	89.78	11.7	8.2	6.5
(Reference) Equity in net income of equity method investees	Fiscal Year Ended March 31, 2013: JPY168 million
	Fiscal Year Ended March 31, 2012: JPY124 million
(Note) IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. Accordingly, basic net income attributable to IIJ per share and diluted net income attributable to IIJ per share have been calculated as if the stock split was conducted at the beginning of the previous consolidated fiscal year.
(2) Consolidated Financial Position
	Total Assets	Total Equity	Total IIJ Shareholders' Equity	Total IIJ Shareholders' Equity to Total Assets	Total IIJ Shareholders' Equity per Share
	JPY millions	JPY millions	JPY millions	%	JPY
As of March 31, 2013	82,111	37,634	37,607	45.8	927.72
As of March 31, 2012	73,493	32,696	32,688	44.5	806.38

(3) Consolidated Cash Flow
	Operating Activities	Investing Activities	Financing Activities	Cash and Cash Equivalents (End of the Period)
	JPY millions	JPY millions	JPY millions	JPY millions
Fiscal year ended March 31, 2013	9,753	(5,946)	(4,996)	12,259
Fiscal year ended March 31, 2012	11,659	(5,954)	(5,464)	13,537

2. Dividends
	Dividend per Shares
	1Q-end	2Q-end	3Q-end	Year-end	Total	Total cash dividends for the year	Payout Ratio (consolidated)	Ratio of Dividends to Shareholder's Equity (consolidated)
	JPY	JPY	JPY	JPY	JPY	JPY millions	%	%
Fiscal Year Ended March 31, 2012	--	1,500.00	--	1,750.00	3,250.00	659	18.1	2.1
Fiscal Year Ended March 31, 2013	--	1,750.00	--	10.00	1,760.00	760	14.3	2.2
Fiscal Year Ending March 31, 2014 (forecast)	--	11.00	--	11.00	22.00		14.9
(Note) IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012.

3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2014
(April 1, 2013 through March 31, 2014)									(% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense (Benefit)		Net Income attributable to IIJ		Basic Net Income attributable to IIJ per Share
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%	JPY
Interim Period Ending September 30, 2013	54,500	6.6	3,400	4.2	3,200	0.8	2,000	(0.3)	49.34
Fiscal Year Ending March 31, 2014	117,000	10.1	9,400	21.2	9,000	16.0	6,000	13.2	148.01

* Notes

(1) Changes in Significant Subsidiaries for the Fiscal Year Ended March 31, 2013

(Changes in significant subsidiaries for the Fiscal Year Ended March 31, 2013 which resulted in changes in scope of consolidation): None

(2) Changes in Significant Accounting and Reporting Policies for the Quarterly Consolidated Financial Statements

1) Changes due to the revision of accounting standards: Yes

2) Others: No

(3) Number of Shares Outstanding (Shares of Common Stock)

1) The number of shares outstanding (inclusive of treasury stock):

As of March 31, 2013: 41,295,600 shares

As of March 31, 2012: 41,295,600 shares

2) The number of treasury stock:

As of March 31, 2013: 758,800 shares

As of March 31, 2012: 758,800 shares

3) The weighted average number of shares outstanding:

For the Fiscal Year Ended March 31, 2013: 40,536,800 shares

For the Fiscal Year Ended March 31, 2012: 40,536,800 shares

(Note) IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. Number of shares outstanding (shares of common stock) in the above have been calculated as if the stock split was conducted at the beginning of the previous fiscal year (the fiscal year ended March 31, 2012).

(4) Others

IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. The below table provides the dividends retroactively adjusted to reflect the stock split.

	Dividend per Shares
	2Q-end	Year-end	Total
	JPY	JPY	JPY
Fiscal Year Ended March 31, 2012	7.50	8.75	16.25
Fiscal Year Ended March 31, 2013	8.75	10.00	18.75

[English Translation]
May 15, 2013
Company name: 1-105 Kanda Jimbo-cho, Chiyoda-ku, Tokyo
Internet Initiative Japan Inc.

Company representative: Koichi Suzuki, President and Representative Director
(Stock Code Number: 3774 The First Section of the Tokyo Stock Exchange)

Contact: Akihisa Watai, Managing Director and CFO
TEL: 03-5259-6500

Information Pertaining to Our Largest Shareholder

1. About Our Largest Shareholder (As of March 31, 2013)
Name	Relationship	Its Ownership Percentage (%)	Securities Exchanges where its Shares are Listed
			Tokyo Stock Exchange, Inc. (First Section)
Nippon			Osaka Securities Exchange, Co., Ltd. (First Section)
Telegraph and	IIJ is NTT's affiliate	29.9	Nagoya Stock Exchange, Inc. (First Section)
Telephone	company	(5.0)	Fukuoka Stock Exchange
Corporation			Sapporo Stock Exchange
("NTT")			New York Stock Exchange, Inc.
			London Stock Exchange plc.
(Notes) The percentage in parentheses is the indirect ownership by NTT included in the figure above.

2. Position of the Listed Company (IIJ) within NTT Group and other relationships

a) Position of the Listed Company (IIJ) within NTT Group

The ownership percentage by NTT, which is IIJ's largest shareholder, was 29.9% as of March 31, 2013, including its indirect ownership. However, IIJ's business activities are not affected by NTT's ownership in IIJ and IIJ is maintaining its management independence.

b) Personal Relationships with NTT Group

IIJ's board of directors consists of 12 members including 4 outside directors. Takashi Hiroi, an outside director (part-time director) of IIJ, is an employee of NTT (General Manager of Business Planning Division of NTT). However, he is monitoring IIJ's business operations as an outside director and does not have any personal relationships, such as family relationships, with IIJ's other directors and auditors. He did not acquire any interest such as capital or business relationships upon becoming an outside director.

3. Business Relationship with NTT Group

IIJ uses services provided by Nippon Telegraph and Telephone East Corporation ("NTT East") and Nippon Telegraph and Telephone West Corporation ("NTT West") for a significant portion of IIJ's access circuits as well as services provided by NTT Communications Corporation ("NTT Communications") for a significant portion of IIJ's domestic and international backbones. The amount paid to NTT East and West, and to NTT Communications for their telecommunication circuits was JPY1,455 million and JPY3,311 million, respectively for the fiscal year ended March 31, 2013.

IIJ leases a part of Internet data center facilities from NTT Group companies to provide Internet data center services to IIJ's customers. The amount paid to NTT Group related to the lease of Internet data center facilities were JPY1,695 million for the fiscal year ended March 31, 2013.

4. Policy Concerning Measures to Protect Minority Shareholders in Transactions with NTT Group

Business transactions with the NTT Group are within the scope of normal business practices and there is no special contract made in relation to the investment by NTT Group.

CONTACT: IIJ Investor Relations
         Tel: +81-3-5259-6500
         E-mail: ir@iij.ad.jp
         URL: http://www.iij.ad.jp/en/ir